Exhibit 99.2

August 5, 2011

PRIVATE AND CONFIDENTIAL

Solway Investment Group Limited

Attention: [Note: Personal information redacted]

20A Nikou Demetriou,

Coral Court 6031 Larnaca, Cyprus

Solway Industries Limited.

Attention: [Note: Personal information redacted]

20A Nikou Demetriou,

Coral Court 6031 Larnaca, Cyprus

Solway FeNi AS

Attention: [Note: Personal information redacted]

Narva mnt, 13

Tallinn, 10151, Estonia

Dear Sirs:

Re:       Purchase Agreement dated August 5, 2011

This letter is being delivered to Solway Investment Group Limited (“Solway”), Solway Industries Ltd. (“Acquireco 1”) and Solway FeNi AS (“Acquireco 2”, and collectively with Solway and Acquireco 1, the “Purchasers”) pursuant to the Purchase Agreement (the “Agreement”) dated August 5, 2011 among the Purchasers, HudBay Minerals Inc. (“HudBay”), HMI Nickel Inc. (“HMI Nickel”), 6502873 Canada Inc. (“Canco” and collectively with HudBay and HMI Nickel, the “Vendors”) and HMI Nickel Coöperatief U.A. (“HMI NED”) and is the HudBay Disclosure Letter referred to therein.

All capitalized terms used herein have the meanings assigned to them in the Agreement unless otherwise defined. Any references in this HudBay Disclosure Letter to articles, sections or paragraphs are to articles, sections or paragraphs of the Agreement unless otherwise stated.

This HudBay Disclosure Letter and any disclosures made in or by virtue of it are qualified in their entirety by reference to specific provisions of the Agreement, and are not intended to constitute or imply, and shall not be construed as constituting or implying, any representation, warranty, undertaking, assurance, covenant, indemnity, guarantee or other commitment of any nature whatsoever not expressly set out in the Agreement and neither this HudBay Disclosure Letter nor any such disclosure shall have the effect of, or be construed as, adding to or extending the scope of any of the representations and warranties of the Vendors or the Purchased Entities in the Agreement.

Inclusion of information in this HudBay Disclosure Letter shall not, in and of itself, establish the materiality of the item or any standard of materiality. Such disclosure shall not be used as a basis for interpreting the terms “material”, “materiality”, “Material Adverse Effect” or any similar qualification in the Agreement. No item in this HudBay Disclosure Letter relating to any possible breach or violation of any Law, Contract or Permit shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, and nothing in this HudBay Disclosure Letter constitutes an admission of any liability or obligation of the Vendors or the Purchased Entities or any of their respective Subsidiaries to any third party or shall confer or give to any third party any remedy, claim, liability, reimbursement, cause of action or other right.

Matters disclosed in this HudBay Disclosure Letter are not necessarily limited to matters required by the Agreement to be disclosed in this HudBay Disclosure Letter. Such additional matters are set forth for information purposes and do not necessarily include all matters of a similar nature. Unless otherwise stated herein, all of the information contained in this HudBay Disclosure Letter is provided as of the date of this HudBay Disclosure Letter.

Any disclosure made under any article, section or paragraph of this HudBay Disclosure Letter shall be deemed to have been disclosed with respect to such other articles, sections or paragraphs of this HudBay Disclosure Letter to which such disclosure would reasonably be expected to pertain in light of the form and substance of the disclosure made.

[The remainder of this page is intentionally left blank]

The Parties below have duly executed this HudBay Disclosure Letter as of the date first written above.

HUDBAY MINERALS INC.

Per:	“David Garofalo”
	Name:	David Garofalo
	Title:	President and CEO

HMI NICKEL INC.

Per:	“David Garofalo”
	Name:	David Garofalo
	Title:	President and CEO

6502873 CANADA INC.

Per:	“David Garofalo”
	Name:	David Garofalo
	Title:	President and CEO

SCHEDULE 1.1

MAPS

[Note: Commercially sensitive information redacted.]

SCHEDULE 4.5

SUBSIDIARIES

Name	Jurisdiction of Formation	Percent Owned

Skye de Guatemala, S.A. (“Skye Guatemala”)	Guatemala	99.99% held by HMI Nickel and 0.01% held by Canco

Skye Resources (B.V.I.) Inc. (“BVI-1”)	British Virgin Islands	100% held by HMI NED

Skye Resources Guatemala (B.V.I.) Inc. (“BVI-2”)	British Virgin Islands	100% held by BVI-1

Skye Guatemala JV (B.V.I.) Inc. (“BVI-3”)	British Virgin Islands	100% held by BVI-1

Compañía Guatemalteca de Níquel, S.A. (“CGN”)	Guatemala	49.08% held by BVI-2, 49.08% held by BVI-3 and 1.84% held by the Guatemalan Government

Bocanueva, S.A. (“Bocanueva”)	Guatemala	95% held by BVI-2 and 5% held by Skye Guatemala

Inversiones Arcadia, S.A. (“Inversiones”)	Guatemala	99.995% held by CGN and 0.005% held by Skye Guatemala

Tampico, S.A. (“Tampico”)	Guatemala	99.8% held by Skye Guatemala and 0.2% held by [Note: Personal information redacted.]

Transacciones Corporativas y Comerciales del Atlántico, S.A	Guatemala	Shares are bearer shares held beneficially on behalf of Bocanueva (99%) and Tampico (1%)

•

Pursuant to the Master Agreement, Vale has certain rights to acquire certain interests of HMI Nickel and CGN, including a pre-emptive right to acquire certain interests if proposed to be transferred and certain rights of reconveyance.

•	Declaration of Trust of Stock dated December 15, 2004 pursuant to which Skye Guatemala agreed to hold 1.35% of the shares of Inversiones as nominee for the benefit of CGN.

•	Declaration of Trust of Stock dated March 6, 2007 pursuant to which Skye Guatemala agreed to hold 5% of the shares of Bocanueva as nominee for the benefit of BVI-2.

SCHEDULE 4.6

BANK ACCOUNTS

[Note: Commercially sensitive information redacted.]

SCHEDULE 4.9

UNDISCLOSED LIABILITIES

[Note: Commercially sensitive information redacted.]

SCHEDULE 4.10

LITIGATION

[Note: Commercially sensitive information redacted.]

SCHEDULE 4.11

TAXES

[Note: Commercially sensitive information redacted.]

SCHEDULE 4.12

INSURANCE

Insurance Policies

CGN maintains the following two material insurance policies:

•	Directors and Officers (“D&O”) run-off policy (Aug 25, 2008 – Aug 25, 2014)

•	Non-Owned Aviation policy (Dec 4, 2010 – Dec 4, 2011)

In addition, certain of HudBay’s Subsidiaries are named under HudBay’s corporate insurance program in respect of certain property, liability, D&O, cargo, and special risk matters.

Claims:

[Note: Commercially sensitive information redacted.]

SCHEDULE 4.13

COMPLIANCE WITH LAWS, LICENSES AND PERMITS

Permits

CGN holds the following material Permits related to the development of the Fenix Project:

•

Mine Environment Impact Assessment (“EIA”) by the Ministry of the Environment and Natural Resources (“MARN”). The mine EIA covers only a small portion of the exploration license area and mining activities outside of the area covered in the EIA would require an amendment to the EIA.

•	Exploitation License by Ministry of Energy and Mines (“MEM”).

•	Power Plant EIA by MARN.

•	Process Plant EIA by MARN.

•	Land transportation route EIA (Santo Tomas to El Estor).

•	Townsite EIA by MARN.

•	Construction permit by Municipality of El Estor (approved for the process and power plant), issued June 22, 2007 for a term of four (4) years and has now expired.

In addition, construction permits have also been obtained for other non-industrial project areas (airport, housing).

•	License to store hydrocarbons for small power plant.

•	[Note: Commercially sensitive information redacted.]

•	Ancillary environmental instruments related to the above permits and the Fenix Project.

[Note: Other commercially sensitive information relating to Permits redacted.]

SCHEDULE 4.14

PROPERTY

Concessions

1.	Fenix Exploitation License held by CGN, granted pursuant to Resolution No. 1208 of MEM dated April 17, 2006 served on CGN on April 17, 2006.

Extension	Date Granted	Term	Minerals	Identification No.	Name of License
247.9978 km2	April 17, 2006	25 years (renewable)	Nickel, Cobalt, Iron, Chrome and Magnesium	LEXT-049-05	Extracción Minera Fénix

2.	Chichipate Exploitation License held by CGN, granted pursuant to Resolution dated May 16, 1970 of the Ministry of Economy served on CGN on May 18, 1970.

Extension	Date Granted	Term	Minerals	Identification No.	Name of License
1.24 km2	May 18, 1970	40 years (renewable1)	Sand and dolomitic stone	ET-CT-003	Chichipate

(1)	Renewal request dated April 16, 2010. Resolution granting renewal pending.

3.	Montufar Exploration License[1] held by CGN, granted pursuant to Resolution No. 224 of the Mining Office of MEM dated December 13, 2004 and served on CGN on December 13, 2004.

Extension	Date Granted	Term	Minerals	Identification No.	Name of License
31.465 km2	December 13, 2004	3 years (renewable2)	Nickel, Cobalt, Iron, Chrome and Magnesium	LEXR-903	Niquegua Montufar II

(1)	The Montufar Exploration License authorizes exploration activities only.
(2)	First renewal granted by resolution No. 236 of the Mining Office dated October 27, 2009. Second renewal application dated November 12, 2009. Resolution granting second renewal pending. The exploration license will expire on December 13, 2011 and may not be renewed after this date; however, CGN may apply for an exploitation license prior to the expiry of the exploration license and the exploration license will be extended until a determination is made respecting the exploitation license.

Lands

Real Property owned and recorded in the Property Registry:

Compañía Guatemalteca de Níquel, S.A.*
Number	Page	Book	Common Name
151	57	45 Izabal	Lote 1 - Montufar area
3492	259	42 Grupo Norte	Lote 8 – El Estor/Panzos
1497	9	16 Izabal	Lote 8 – El Estor/Panzos
2992	60	25 Izabal	Guatel – El Estor
3709	5	45 Grupo Norte	Lote 2 Piedra Caliza - Montufar area
1483	232	15 Izabal	Finca Wahl - Montufar area
4563	63	10 E Baja Verapaz	Dominant Lot - Purulhá
24	24	61 Izabal	By-pass - Fronteras
4549	49	30 E Izabal	By-pass - Fronteras
39	39	51 Izabal	By-pass - Fronteras
Bocanueva, S.A.*
Number	Page	Book	Common Name
3797	5	82 Alta Verapaz	Cahaboncito Norte – El Estor
3805	13	82 Alta Verapaz	Setal – El Estor
1414	154	15 Izabal	Mariscos – Montufar area
1472	220	15 Izabal	Alveo La Esmeralda – El Estor
Tampico, S.A.*
Number	Page	Book	Common Name
1533	526	12 Grupo Norte	Tampico - Livingston
Inversiones Arcadia, S.A.*
Number	Page	Book	Common Name
894	394	42 E Izabal	Chorizón – El Estor
1412	152	15 Izabal	La Esmeralda – El Estor
3484 - 3626	2 - 144	28 Izabal	Townsite – El Estor
3734 - 3875	1 – 142	29 Izabal	Townsite – El Estor
5009	9	31 E Izabal	By-pass - Fronteras
Transacciones Corporativas y Comerciales del Atlántico, S.A.*
Number	Page	Book	Common Name
79	144	1 Izabal	La Esperanza

(*)	[Note: Commercially sensitive information redacted.]

[Note: Commercially sensitive information redacted.]

Leases:

•	Lease of office located in Guatemala City (3rd Avenue, 13-78, zone 10), Office No. 401, Torre Citibank, Guatemala City).

[Note: Personal information redacted.]

Personal Property:

•	See list of Personal Property attached to hereto as Appendix A. Exhibit 1 to Appendix A is appended for identification purposes only. [Note: Appendix A redacted as commercially sensitive.]

For greater certainty, information in Appendix A with respect to appraisal value has not been included for the purposes of providing any assessment of value.

SCHEDULE 4.15

MATERIAL CONTRACTS

•	Master Agreement;

•	Net Smelter Return Agreement dated March 6, 2007 between CGN and Vale (then CVRD Inco Limited) (“Net Smelter Return Agreement”);

•	Production Interest Agreement dated March 6, 2007 between CGN and Vale (then CVRD Inco Limited) (“Production Interest Agreement”);

•	Sales Agency Agreement dated March 6, 2007 between CGN and Vale (then CVRD Inco Limited) (“Sales Agency Agreement”);

•	Technology Agreement;

•	Environmental Agreement;

•	Off-take Supplemental Agreement;

•	Montúfar Royalty Agreement; and

•	Agreement dated August 5, 2011 between, among others, Solway Industries Limited, HudBay and Vale (the “Vale Agreement”).

SCHEDULE 4.16

EMPLOYMENT AND BENEFIT MATTERS

[Note: Personal information redacted.]

Labour Agreements:

•

CGN has an Employee Solidarity Association called Asociación de Mineros Solidaristas del Estor de Compañía Guatemalteca de Níquel (“AMSE”). Employees are free to join this association and contribute part of their salary to fund projects and CGN matches such contribution.

•

Judicial requests were made to CGN by two separate groups of employees in 2007 to negotiate a collective bargaining agreement. The group that made the first request, in November 2007, subsequently brought a motion on May 4, 2011 to withdraw the request and end the process, and this motion was approved by the court on May 25, 2011. CGN is presently in negotiations with the group that made the second request, in December 2007, to resolve the matter. While this matter is outstanding, termination of any employee may only be done by mutual agreement or with court approval.

•

A union was formed in 2008. However no formal request for a collective bargaining agreement has been submitted. The union currently has less than 20 members, the minimum required by applicable Laws. However, members of the executive committee (or its equivalent) of the union/organizing body may only be terminated following a trial in which just cause is proven.

Benefit Plans:

•	El Roble Seguros y Fianzas, Extended Medical and Life Insurance for CGN and 4 Raxche’ employees.

•	Benefits and bonuses required to be provided pursuant to Guatemalan Laws.

•	[Note: Personal information redacted.]

•

Other benefits, including holidays in addition to what is provided pursuant to Guatemalan Laws (half day of December 24, half day of December 31, half day of Holy Wednesday), universal severance (which includes 30% of fringe benefits), housing allowance for certain employees, managerial bonuses, matching employee contributions to AMSE, parking spaces, housing for foreign employees, tuition for children [Note: Personal information redacted], cell phones, uniforms, vehicles for personal use.

SCHEDULE 4.17

ENVIRONMENTAL MATTERS

[Note: Commercially sensitive information redacted.]

SCHEDULE 4.24

ABSENCE OF CHANGES

•	The following pre-Closing reorganization transactions to eliminate Intercompany Indebtedness of HudBay have occurred:

•	Continuation of HMI Nickel from being governed by the Business Corporations Act (British Columbia) to the Canadian Business Corporations Act.

•	Contribution of a receivable from HMI Nickel in the amount of $373,802 from BVI-1 to BVI-2 in exchange for 386 shares in the capital of BVI-2 (“BVI-2 Shares”).

•

Contribution of a receivable from BVI-2 in the amount of $10,309,911 (“Receivable 2”) and a receivable from BVI-3 in the amount of $3,477,668 (“Receivable 3”) from HMI Nickel to HMI NED in exchange for additional membership interests in HMI NED.

•	Contribution of Receivable 2 and Receivable 3 from HMI NED to BVI-1 in exchange for 13,762 shares in the capital of BVI-1.

•	Contribution of Receivable 2 from BVI-1 to BVI-2 in exchange for 10,172 BVI-2 Shares.

•	Contribution of Receivable 3 from BVI-1 to BVI-3 in exchange for 3,590 shares in the capital of BVI-3.

•	Contribution of a receivable from Skye Guatemala in the amount of $150,798 from HMI Nickel to Skye Guatemala in exchange for 1,230,000 shares in the capital of Skye Guatemala.

•	Contribution of a receivable owed from HMI NED to HudBay in the amount of $32,639.61 from HudBay to HMI NED in exchange for additional membership interests in HMI NED.

•	Contribution of EUR100 from Canco to HMI NED in exchange for membership interests in HMI NED.

•	Intercompany Indebtedness incurred in the ordinary course since June 30, 2011 in an amount not to exceed $1,000,000.

•

Intercompany debt transactions that are not Intercompany Indebtedness, as reflected in the HudBay Financial Statements or as incurred in the ordinary course since the date of the HudBay Financial Statements.

SCHEDULE 4.26

NON-ARM’S LENGTH TRANSACTIONS

•	The Purchased Entities and their respective Subsidiaries may be considered to be acting not at arm’s length with Vale in respect of the following:

•	Master Agreement;

•	Net Smelter Return Agreement;

•	Production Interest Agreement;

•	Sales Agency Agreement;

•	Technology Agreement;

•	Environmental Agreement;

•	Off-take Supplemental Agreement; and

•	Vale Agreement.

•	Intercompany Indebtedness incurred in the ordinary course since June 30, 2011 in an amount not to exceed $1,000,000.

•

Intercompany debt transactions that are not Intercompany Indebtedness, as reflected in the HudBay Financial Statements or as incurred in the ordinary course since the date of the HudBay Financial Statements.

SCHEDULE 6.1

COVENANTS OF VENDORS

[Note: Commercially sensitive information redacted.]

•	Intercompany Indebtedness described in Schedules 4.24 and 4.26 will be converted into equity.

•	Amalgamation of HMI Nickel with HudBay.

SCHEDULE 8.1

RFP OR PURCHASE ORDER

[Note: Commercially sensitive information redacted.]

APPENDIX A

LIST OF PERSONAL PROPERTY

See attached.